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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.         )*


                              DeVlieg-Bullard, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   251782 10 8
                          ----------------------------
                                 (CUSIP Number)

      Charles E. Bradley; c/o Stanwich Partners, Inc.,62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












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CUSIP No. 251782 10 8           SCHEDULE 13D   Page     2    of     8   Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Charles E. Bradley                                  SS# ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [    ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,258,477
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,258,477
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,258,477
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares*

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          18.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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ITEM 1.      SECURITY AND ISSUER.

                    This filing relates to the common stock (the "Common Stock")
             of the following issuer (the "Issuer"):

                                DeVlieg-Bullard, Inc.
                                One Gorham Island
                                Westport, CT 06880

                    The Issuer is a Delaware corporation.

ITEM 2.      IDENTITY AND BACKGROUND

                    (a)   Name of person filing this statement:

                          The name of the person filing this report is Charles
                          E. Bradley (the "reporting person").

                    (b)   Business address:

                                c/o Stanwich Partners, Inc.
                                One Stamford Landing
                                62 Southfield Avenue
                                Stamford, CT 06902

                    (c)   Present principal occupation:

                          President and a director of Stanwich Partners, Inc. ("Stanwich"), an investment banking and consulting firm. The reporting person also serves as Chairman of the Board of the Issuer.

                    (d)   Criminal Proceedings:  Not applicable.

                    (e)   Civil Proceedings:  Not applicable.

                    (f)   Citizenship: - United States of America.


                                       Page 3 of 8 Pages

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ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    The events giving rise to the requirement to file this
             Schedule 13D were purchased by the reporting person and Stanwich Investment Company ("SIC") from Stanwich Oil & Gas, Inc. ("SOG") of 1,646,100 shares and 307,125 shares, respectively, (collectively, the "Shares") of Common Stock on October 29, 1997 for a price of $5.00 per share. The reporting person paid the purchase price for his Shares by cancelling $6,730,500 of SOG's indebtedness to him and by issuing to SOG his $1,500,000 Promissory Note due October 31, 1999. SIC paid the purchase price for its Shares by cancelling $1,535,625 of SOG's indebtedness to it. The reporting person is (1) an officer, director and less than 50% stockholder of SOG and (2) an officer, director and beneficial owner of 100% of the outstanding shares of SIC.

ITEM 4.      PURPOSE OF THE TRANSACTION.

                    The reporting person's purpose in acquiring the Shares was to increase his direct investment in the Issuer and to satisfy certain indebtedness of SOG. The reporting person has no plans or proposals of the types referred to in clauses (a) through (j) of
             Item 4 of Schedule 13D. Contemporaneously with the reporting person's acquisition of the Shares, SOG sold the following additional shares of Common Stock at a price of $5.00 per share:
             (1) 473,069 shares to John G. Poole, who is a director of the issuer and an officer and stockholder of SOG; and (2) 150,000 shares to Stanwich Financial Services Corp. ("SFSC"). The reporting person is an officer, director and less than 50% stockholder of SFSC.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The reporting person beneficially owns an aggregate of
             2,258,477 shares of Common Stock (the "Beneficially Owned Shares"). The Beneficially Owned Shares constitute 18.2% of the issued and outstanding shares of Common Stock.

                    (b) Number of shares as to which the reporting person has:

                        (i)   sole power to vote or to direct
                              the vote:                              2,258,477

                        (ii)  shared power to vote or to direct
                              the vote:                              0

                        (iii) sole power to dispose or to direct
                              the disposition of:                    2,258,477



                                Page 4 of 8 Pages

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                        (iv)  shared power to dispose or direct
                              the disposition of:                    0

                    Of the Beneficially Owned Shares, (1) 156,249 are not currently outstanding, but are subject to issuance upon exercise of stock purchase warrants held by the reporting person and (2) 307,125 are owned directly by SIC, of which the reporting person is an officer, director and beneficial owner of 100% of the outstanding shares.

                    In addition, SOG, SFSC and Stanwich (of each of which the reporting person is an officer, director and less than 50% stockholder) own the following shares of Common Stock: SOG - 1,754,887 shares; SFSC - 250,000 shares; and Stanwich - 1,500 shares. Such shares are not included in the reporting person's "Beneficially Owned Shares."

                    (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person except for his purchase of the Shares as described in Item 3, above.

                    (d) Not applicable.

                    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit A:  $1,500,000 Promissory Note dated October 29,
                                1997 issued by the reporting person to SOG.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 7, 1997                     /s/ Charles E. Bradley
                                     -----------------------------
                                     Name: Charles E. Bradley




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                                    EXHIBIT A



                                 PROMISSORY NOTE


$1,500,000                                                      October 29, 1997
               For value received, Charles E. Bradley (the "Maker"), promises to pay to the order of STANWICH OIL & GAS, INC. (the "Holder"), a Delaware corporation, the principal amount of One Million Five Hundred Thousand Dollars ($1,500,000) in accordance with the terms of this Note.

               1. Payment of Principal. The principal of this Note shall be payable in full on October 31, 1999.

               2. Interest. The unpaid principal of this Note outstanding from time to time shall bear interest, beginning as of the date hereof, at an annual rate of five and 87/100 percent (5.87%), computed on the basis of a 365-day year and continuing until the principal hereof is repaid in full. Interest shall be payable in arrears October 31, 1999.

               3. Prepayments. The Maker may prepay this Note in whole or, from time to time, in part without penalty or premium.

               4. Place of Payments. All payments of principal and interest under this Note shall be made to the order of Holder at the address specified in numbered paragraph 12 hereof.

               5. Default; Acceleration. Maker agrees that if Maker shall suffer or permit the filing by or against the Maker of any petition for adjudication, arrangement, reorganization or the like under any bankruptcy or insolvency law (and, in the case of an involuntary proceeding the same is not dismissed within 30 days), make an assignment for the benefit of creditors or suffer or permit the appointment of a receiver for any part of Maker's property, then, upon the happening of any such event, the entire indebtedness and accrued interest thereon due under this Note shall, at the option of the Holder, accelerate and become immediately due and payable without notice.

               6. Cost of Collection. The Maker shall reimburse the Holder for all reasonable costs and expenses, including reasonable attorneys' fees, which may be incurred by the Holder in collecting any amounts due hereunder.

               7. Loss, Theft, Destruction or Mutilation of Note. Upon receipt by the Maker of evidence reasonably satisfactory to the Maker of the loss, theft, destruction or mutilation of this Note, and of indemnity or security reasonably satisfactory to the Maker, and upon reimbursement to the Maker of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note, if mutilated, the Maker will make and deliver a new note of like tenor in lieu of this Note. Any note made and delivered in accordance with the provision of this paragraph shall be dated as of the date to which interest has been paid on this Note, or if no interest has theretofore been paid on this Note, then dated the date hereof.



                                Page 6 of 8 Pages





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                   8. Governing Law. This Note shall be construed in accordance with and governed by the laws of the State of Connecticut.

                   9. Successors and Assigns. All the covenants, stipulations, promises and agreements contained in this Note by or on behalf of the Maker or the Holder and all rights of the Maker or the Holder contained in this Note shall bind or inure to their respective successors, assigns, heirs and personal representatives, whether so expressed or not.

                   10. Cumulative Remedies. No course of dealing, or any delay or omission of the Holder to exercise any right or power hereunder (including, without limitation, any right or power arising from any default or failure of performance of the Maker), shall exhaust, impair, waive or otherwise prejudice any such right or power or prevent its exercise. Every right and remedy given to the Holder hereunder, by any and all agreements executed and delivered in connection herewith or by law may be exercised from time to time as often as the Holder may deem expedient. No waiver by the Holder of any such default, whether such waiver be full or partial, shall extend to or be taken to affect any subsequent default, or to impair the rights resulting therefrom except as may be otherwise expressly provided herein. No remedy hereunder is intended to be exclusive of any other remedy but each and every remedy shall be cumulative and in addition to any and every other remedy given hereunder or otherwise existing.

                   11. Headings. The headings of the paragraphs of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

                   12. Notices. All notices, requests, demands and other communications hereunder must be in writing and shall be deemed to have been duly given if delivered by hand or mailed by first class, registered or certified mail, return receipt requested, postage and registry fees prepaid, and addressed as follows:

                   (a) If to Maker:
                                     Charles E. Bradley
                                     c/o Stanwich Partners, Inc.
                                     62 Southfield Avenue
                                     One Stamford Landing
                                     Stamford, CT 06902





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                   (b) If to Holder:
                                     Stanwich Oil & Gas, Inc.
                                     c/o Stanwich Partners, Inc.
                                     62 Southfield Avenue
                                     One Stamford Landing
                                     Stamford, CT 06902



Any of the foregoing parties by notice in writing mailed to the other parties may change the name and address to which notices, requests, demands and other communications to it or him shall be mailed.

               13. Consideration. This note evidences the purchase price for 300,000 shares of the common stock of DeVlieg-Bullard, Inc. sold and transferred by the Holder to the Maker on the date hereof.

               IN WITNESS WHEREOF, the Maker has signed this Note and dated it as of the day and year first above written.

                                        /s/ Charles E. Bradley
                                        --------------------------------
                                        Charles E. Bradley







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